UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                            FFD Financial Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            FFD Financial Corporation
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  30243 C 10 7
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Trent B. Troyer
                      President and Chief Executive Officer
                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                                 (330) 364-7777
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                           Terri Reyering Abare, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4000

This statement is filed in connection with (check the appropriate box):

|X|   a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

|_|   b.    The filing of a registration statement under the Securities Act of
            1933.

|_|   c.    A tender offer.

|_|   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee
                            -------------------------

          Transaction valuation*                    Amount of filing fee**
--------------------------------------------------------------------------------
                $1,482,000                                 $174.44

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174.44
                        --------------------------------------------------------

Form or Registration No.: Schedule 13E-3 (File No. 005-48609)
                         -------------------------------------------------------

Filing Party: FFD Financial Corporation
              ------------------------------------------------------------------

Date Filed: May 24, 2005
            --------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,482,000 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 78,000 common shares for $19.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,482,000 by 0.0001177.

                                TABLE OF CONTENTS

                                                                            Page
Introduction ...............................................................   1
Item 1.  Summary Term Sheet ................................................   1
Item 2.  Subject Company Information .......................................   1
Item 3.  Identity and Background of Filing Person ..........................   2
Item 4.  Terms of the Transaction ..........................................   3
Item 5.  Past Contacts, Transactions, Negotiations and Agreements ..........   3
Item 6.  Purposes of the Transaction and Plans or Proposals ................   4
Item 7.  Purposes, Alternatives, Reasons and Effects .......................   5
Item 8.  Fairness of the Transaction .......................................   5
Item 9.  Reports, Opinions, Appraisals and Certain Negotiations ............   6
Item 10. Source and Amounts of Funds or Other Consideration ................   6
Item 11. Interest in Securities of the Subject Company .....................   7
Item 12. The Solicitation or Recommendation ................................   7
Item 13. Financial Information .............................................   8
Item 14. Persons/Assets, Retained, Employed, Compensated or Used ...........   8
Item 15. Additional Information ............................................   8
Item 16. Exhibits ..........................................................   9

                                  Introduction

      This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 24, 2005, by FFD Financial Corporation, an Ohio corporation ("FFD"). This Amendment No. 1 is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 promulgated thereunder. FFD is proposing that its shareholders, at a Special Meeting of the Shareholders of FFD (the "Special Meeting"), approve and adopt amendments to FFD's Articles of Incorporation, as amended, whereby (a) FFD would effect a 1-for-350 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 350 Common Shares immediately prior to the reverse split will receive cash in the amount of $19.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by shareholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $19.00 per pre-split share, FFD would effect a 350-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) will be considered one proposal (the "Stock Splits").

      This Amendment No. 1 to Schedule 13E-3 is being filed with the SEC concurrently with a revised preliminary proxy statement, including exhibits, filed by FFD pursuant to Rule 14A under the Exchange Act (the "Proxy Statement"), which will notify the holders of Common Shares of the Special Meeting at which they will be asked to approve the Stock Splits, and to transact any other business properly brought before the Special Meeting.

      The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Amendment No. 1 to Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

Item 1. Summary Term Sheet.

      The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   Name and Address.

      The name of the subject company is FFD Financial Corporation ("FFD"). FFD is an Ohio corporation with its principal place of business located at 321 North Wooster Avenue, Dover, Ohio 44622. FFD's telephone number is (330) 364-7777.

      (b)   Securities.

      The subject class of equity securities is FFD's common shares, without par value (the "Common Shares"). There were 1,189,977 Common Shares outstanding on July 14, 2005.

      (c)   Trading Market and Price.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - Market Price and Dividend Information" is incorporated herein by reference.

      (d)   Dividends.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - Market Price and Dividend Information" is incorporated herein by reference.

      (e)   Prior Public Offerings.

      FFD has not made any underwritten public offering of the Common Shares during the past three years.

      (f)   Prior Stock Purchases.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - FFD Share Repurchase Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a)   Name and Address.

      FFD is the filing person and the subject company. FFD's address and telephone number are provided in Item 2(a) above. FFD's executive officers and directors are set forth below.

      Executive Officers

      Trent B. Troyer       -   President and Chief Executive Officer
      Robert R. Gerber      -   Vice President, Treasurer and Chief Financial
                                Officer
      Scott C. Finnell      -   Executive Vice President
      Sally K. O'Donnell    -   Senior Vice President and Secretary

      Board of Directors

      Richard A. Brinkman, Jr.  Enos L. Loader
      Stephen G. Clinton        Robert D. Sensel
      Leonard L. Gundy

      The address of each executive officer and director of FFD is c/o FFD Financial Corporation, 321 North Wooster Avenue, Dover, Ohio 44622.

      (b)   Business and Background of Entities.

      Not applicable.

      (c)   Business and Background of Natural Persons.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - Management of FFD" is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a)   Material Terms.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits," "Special Factors - Effects of the Stock Splits," "Stock Splits Proposal - Summary and Structure," "Stock Splits Proposal - Material Federal Income Tax Consequences," "Financial Information" and "Meeting and Voting Information - Quorum and Required Vote" is incorporated herein by reference.

      (c)   Different Terms.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Summary and Structure," "Special Factors - Effects of the Stock Splits" and "Information About FFD - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (d)   Appraisal Rights.

      The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal - Unavailability of Appraisal or Dissenters' Rights" is incorporated herein by reference.

      (e)   Provisions for Unaffiliated Security Holders.

      The information set forth in the Section of the Proxy Statement entitled "Fairness of the Stock Splits" is incorporated by reference.

      (f)   Eligibility for Listing or Trading.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

      The information set forth in the Section of the Proxy Statement entitled "Information

About FFD - Certain Transactions" is incorporated by reference.

      (b)   Significant Corporate Events.

      None.

      (c)   Negotiations or Contacts.

      None.

      (e)   Agreements Involving the Subject Company's Securities.

      None.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (b)   Use of Securities Acquired.

      The Common Shares acquired in connection with the Stock Splits will be held in FFD's treasury.

      (c)   Plans.

            (1)   None.

            (2)   None.

            (3)   None.

            (4)   None.

            (5)   None.

            (6) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (7) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (8) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a)   Purposes.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (b)   Alternatives.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Alternatives to the Stock Splits" is incorporated herein by reference.

      (c)   Reasons.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (d)   Effects.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits," "Special Factors - Fairness of the Stock Splits," "Special Factors - Disadvantages of the Stock Splits," "Stock Splits Proposal - Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

      (a)   Fairness.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Recommendation of the Board" is incorporated herein by reference.

      (b)   Factors Considered in Determining Fairness.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Keller & Company" "Stock Splits Proposal - Recommendation of the Board," is incorporated herein by reference.

      (c)   Approval of Security Holders.

      The information set forth in the section of the Proxy Statement entitled "Special Factors -Fairness of the Stock Splits" is incorporated herein by reference.

      (d)   Unaffiliated Representative.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (e)   Approval of Directors.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (f)   Other Offers.

      None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

      (a)   Report, Opinion or Appraisal.

      The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Fairness of the Stock Splits," "Stock Splits Proposal - Background of the Stock Splits," "Special Factors - Fairness of the Stock Splits" and "Opinion of Keller & Company" is incorporated herein by reference.

      (b)   Preparer and Summary of the Report, Opinion or Appraisal.

      The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (c)   Availability of Documents.

      The full text of the fairness opinion of Keller & Company, Inc. dated May 10, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. The fairness opinion is also available for inspection and copying at FFD's principal executive offices located at 321 North Wooster Avenue, Dover, Ohio 44622 during FFD's regular business hours by any interested shareholder of FFD or representative of such holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

      (a)   Source of Funds.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (b)   Conditions.

      Not applicable.

      (c)   Expenses.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (d)   Borrowed Funds.

      Not applicable.

Item 11. Interest in Securities of the Subject Company.

      (a)   Securities Ownership.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (b)   Securities Transactions.

      The information set forth in the section of the Proxy Statement entitled "Information About FFD - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d)   Intent to Tender or Vote in a Going Private Transaction.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board," "Special Factors - Fairness of the Stock Splits" and "Meeting and Voting Information - Quorum and Required Vote" is incorporated herein by reference.

      (e)   Recommendations of Others.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

Item 13. Financial Information.

      (a)   Financial Information.

            (1) The audited financial statements contained in FFD's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (2) The financial statements contained in FFD's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (3)   Not applicable.

            (4) The information set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated herein by reference.

      (b)   Pro Forma Information.

      The information set forth in the section of the Proxy Statement entitled "Financial Information - Pro Forma Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)   Solicitations or Recommendations.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (b)   Employees and Corporate Assets.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

Item 15. Additional Information.

      All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16. Exhibits.

      (a)   (i)   Preliminary Proxy Statement and Form of Proxy for the Special
                  Meeting of Shareholders of FFD Financial Corporation*

            (ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of FFD Financial Corporation*

            (iii) Form of Forward Stock Split Amendment to the Articles of
                  Incorporation, as amended, of FFD Financial Corporation*

      (b)   Not applicable.

      (c)   (i)   Fairness Opinion of Keller & Company, Inc.*

            (ii) Memorandum dated May 10, 2005 from Keller & Company, Inc. to the Board of Directors of FFD Financial Corporation

            (iii) Memorandum dated May 6, 2005 from Keller & Company, Inc. to the Board of Directors of FFD Financial Corporation

      (d)   Not applicable.

      (f)   Not applicable.

      (g)   Not applicable.

      * Incorporated by reference to FFD's preliminary revised preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 14, 2005.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005

                                        FFD FINANCIAL CORPORATION


                                        By: /s/ Trent B. Troyer
                                            ------------------------------------
                                        Name: Trent B. Troyer
                                        Title: President and Chief Executive
                                               Officer

                                  EXHIBIT INDEX

Exhibit
-------

(a)(i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of FFD Financial Corporation*

(a)(ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of FFD Financial Corporation*

(a)(iii) Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of FFD Financial Corporation*

(c)(i)      Fairness Opinion of Keller & Company, Inc.*

(c)(ii) Memorandum dated May 10, 2005 from Keller & Company, Inc. to the Board of Directors of FFD Financial Corporation

(c)(iii) Memorandum dated May 6, 2005 from Keller & Company, Inc. to the Board of Directors of FFD Financial Corporation

*     Incorporated by reference to FFD's revised preliminary Proxy Statement on
      Schedule 14A filed with the Securities and Exchange Commission on July 14, 2005.

                                 Exhibit (c)(ii)
                                 ---------------

KELLER & COMPANY, INC.
--------------------------------------------------------------------------------

Memo

To:/Company:      First Federal Community Bank/FFD Financial Corp.

From:             Mike Keller

Date:             May 10, 2005

Subject:          Reverse Stock Split ($19 price per share)

Terms
-----

                                                     3/31/05
                                                     -------

1.    Assets                                    $139,705,000

2.    Shares outstanding                           1,188,219

3.    Equity                                    $ 17,038,000

4.    Equity or book value per share            $      14.34

5.    Market price (15 day average)             $      14.77

6.    Current price to book ratio                     103.00%

7.    Current dividend yield                            3.09%

8.    After reverse stock split -                3,209 shares including purchase
                                                 of 65,000 shares
      New stock split - 350 for 1 -              1,123,150 - $14.01 BV/share
                                                 (net cost of $1,300,220)
9.    Earnings - 12 months ended 3/31/05

                Year Ended 6/30/04 =            $    687,000
                9 months - March 31, 2005            632,000
                9 months - March 31, 2004           (533,000)
                                                ------------

                12 months earnings              $    786,000

--------------------------------------------------------------------------------
                555 Metro Place N., Suite 524, Dublin, Ohio 43017
                       (614) 766-1426, Fax (614) 766-1459
First Federal Community Bank/FFD Financial Corp.
May 10, 2005
Page 2

10.   EPS = $0.66 and assets per share = $117.58

11.   Current P/E - $14.77 = 22.38x based on 15 day average price
                    ------
                    $ 0.66

12.   Prem = $4.23 = 28.64% based on market price of $14.77
      New Price = $19.00

13.   New P/E = $19.00 = 28.79x based on buyout price
                ------
                $ 0.66

14.   BV/Share = Equity = $17,038,000
              Old BV/Share = $14.34
              New Equity = $15,737,780 (Based on cost of $1,300,220)
              New BV/Share = $13.24

15.   Old P/B = 103.00% - $14.77
                          ------
                          $14.34
      New P/B = 132.50% - $19.00
                          ------
                          $14.34

16.   Pricing Comparisons
      -------------------

                                                                             Equity/     Dividend
Group            P/B         P/E         P/A          ROAE        ROAA       Assets       Yield
-----            ---         ---         ---          ----        ----       ------       -----
FFD              103.00%     22.38x      12.56%       4.61%       0.56%      14.23%       3.09%
  New            132.50%     28.79x      16.16%         --          --          --          --

Peer Group       107.58%     18.01x      12.38%       5.88%       0.63%      11.45%       2.26%

Ohio Thrifts     123.58%     20.77x      14.22%       7.40%       0.76%       9.14%       2.58%

Midwest
 Thrifts         122.95%     20.60x      12.47%       9.83%       0.89%       7.97%       2.49%

All Thrifts      137.96%     18.91x      13.41%      12.55%       1.04%       8.22%       1.93%

First Federal Community Bank/FFD Financial Corp.
May 10, 2005
Page 3

                                                                                                   Equity/   Dividend
Peer Group                       Assets     P/B        P/E        P/A         ROAE       ROAA      Assets      Yield
----------                       ------     ---        ---        ---         ----       ----      ------      -----
                                 (000)
AMB Financial Corp.             $157,094     95.54%    17.44x      7.95%      6.78%      0.58%      8.54%      1.83%
  Indiana

City Savings Financial Corp.     149,783    103.73%    15.11x      8.09%      6.17%      0.50%      8.16%      1.33%
  Indiana

Community Investors Bancorp      118,622    103.99%    16.78x     11.61%      6.49%      0.72%     11.12%      2.61%
  Ohio

Logansport Financial Corp.       161,933     96.53%    14.23x      9.98%      7.03%      0.74%     10.34%      2.80%
  Indiana

Home City Financial Corp.        156,224    102.18%    18.31x      8.55%      5.52%      0.44%      7.97%      2.87%
  Ohio

PFS Bancorp, Inc.                129,754    114.93%    25.02x     18.18%      3.60%      0.72%     15.80%      1.94%
  Indiana

Third Century Bancorp            126,163     97.76%       N/A     17.69%      4.18%      0.54%     18.10%      0.59%
  Indiana

Midland Capital                  144,358    123.14%    16.60x     10.70%      6.74%      0.52%      8.38%      1.79%
  Holdings Corp.
  Illinois

First Federal Community Bank/FFD Financial Corp.
May 10, 2005
Page 4

                                                                                                   Equity/   Dividend
Peer Group                       Assets     P/B        P/E        P/A         ROAE       ROAA      Assets      Yield
----------                       ------     ---        ---        ---         ----       ----      ------      -----
                                 (000)
Peoples Ohio Financial          $189,946    119.82%    18.64x     15.69%      6.67%      0.85%     13.09%      1.79%
  Ohio

Peoples-Sidney
  Financial Corp., Ohio          135,380    118.17%     20.0x     15.38%      5.62%      0.72%     12.98%      5.04%

AVERAGE                         $146,926    107.58%    18.01x     12.38%      5.88%      0.63%     11.45%      2.26%

FFD Financial Corp.             $139,705     95.01%    23.17x     11.83%      4.11%      0.50%     12.20%      3.09%



                                Exhibit (c)(iii)
                                ----------------

KELLER & COMPANY, INC.
--------------------------------------------------------------------------------

Memo

To:/Company:  First Federal Community Bank/FFD Financial Corp.

From:         Mike Keller

Date:         May 6, 2005

Subject:      Reverse Stock Split ($20 price per share)

Terms
-----

                                                     3/31/05
                                                     -------

1.    Assets                                    $139,705,000

2.    Shares outstanding                           1,188,219

3.    Equity                                    $ 17,038,000

4.    Equity or book value per share            $      14.34

5.    Market price (15 day average)             $      14.77

6.    Current price to book ratio                     103.00%

7.    Current dividend yield                            3.09%

8.    After reverse stock split -                3,209 shares including purchase
                                                 of 65,000 shares
      New stock split - 350 for 1 -              1,123,150 - $14.01 BV/share
                                                 (net cost of $1,300,220)
9.    Earnings - 12 months ended 3/31/05

            Year Ended 6/30/04 =                $    687,000
            9 months - March 31, 2005                632,000
            9 months - March 31, 2004               (533,000)
                                                ------------

            12 months earnings                  $    786,000

--------------------------------------------------------------------------------
                555 Metro Place N., Suite 524, Dublin, Ohio 43017
                       (614) 766-1426, Fax (614) 766-1459

First Federal Community Bank/FFD Financial Corp.
May 6, 2005
Page 2

10.   EPS = $0.66 and assets per share = $117.58

11.   Current P/E - $14.77 = 22.38x based on 15 day average price
                    ------
                    $ 0.66

12.   Prem = $5.23 = 35.41% based on market price of $14.77
      New Price = $20.00

13.   New P/E = $20.00 = 30.30x based on buyout price
                -----
                $0.66

14.   BV/Share = Equity = $17,038,000
            Old BV/Share = $14.34
            New Equity = $15,737,780 (Based on cost of $1,300,220)
            New BV/Share = $13.24

15.   Old P/B = 103.00% - $14.77
                          ------
                          $14.34
      New P/B = 139.47% - $20.00
                          ------
                          $14.34

16.   Pricing Comparisons
      -------------------

                                                                             Equity/     Dividend
Group            P/B         P/E         P/A          ROAE        ROAA       Assets       Yield
-----            ---         ---         ---          ----        ----       ------       -----
FFD              103.00%     22.38x      12.56%       4.61%       0.56%      14.23%       3.09%
 New             139.47%     30.30x      17.01%         --          --          --          --

Peer Group       106.49%     17.82x      12.36%       5.88%       0.63%      11.45%       2.26%

Ohio Thrifts     132.56%     20.85x      14.62%       7.40%       0.76%       9.14%       2.58%

Midwest
 Thrifts         120.63%     20.03x      12.60%       9.83%       0.89%       7.97%       2.49%

All Thrifts      138.10%     18.98x      13.50%      12.55%       1.04%       8.22%       1.93%

First Federal Community Bank/FFD Financial Corp.
May 6, 2005
Page 3

                                                                                                   Equity/   Dividend
Peer Group                       Assets     P/B        P/E        P/A         ROAE       ROAA      Assets      Yield
----------                       ------     ---        ---        ---         ----       ----      ------      -----
                                 (000)
AMB Financial Corp.             $157,094     96.32%    15.06x      8.22%      6.78%      0.58%      8.54%      1.83%
  Indiana

City Savings Financial Corp.     149,783     95.44%    15.11x      7.79%      6.17%      0.50%      8.16%      1.33%
  Indiana

Community Investors Bancorp      118,622    103.99%    16.78x     11.61%      6.49%      0.72%     11.12%      2.61%
  Ohio

Logansport Financial Corp.       161,933     96.53%    14.23x      9.98%      7.03%      0.74%     10.34%      2.80%
  Indiana

Home City Financial Corp.        156,224    111.64%    19.96x     10.66%      5.52%      0.44%      7.97%      2.87%
  Ohio

PFS Bancorp, Inc.                129,754    114.93%    25.02x     18.18%      3.60%      0.72%     15.80%      1.94%
  Indiana

Third Century Bancorp            126,163     97.76%       N/A     17.69%      4.18%      0.54%     18.10%      0.59%
  Indiana

Midland Capital                  144,358    127.54%    18.08x     10.69%      6.74%      0.52%      8.38%      1.79%
  Holdings Corp.
  Illinois

First Federal Community Bank/FFD Financial Corp.
May 6, 2005
Page 4

                                                                                                   Equity/   Dividend
Peer Group                       Assets     P/B        P/E        P/A         ROAE       ROAA      Assets      Yield
----------                       ------     ---        ---        ---         ----       ----      ------      -----
                                 (000)
Peoples Ohio Financial          $189,946    113.97%    17.73x     14.92%      6.67%      0.85%     13.09%      1.79%
  Ohio

Peoples-Sidney
  Financial Corp., Ohio          135,380    106.79%    18.45x     13.86%      5.62%      0.72%     12.98%      5.04%

AVERAGE                         $146,926    106.49%    17.82x     12.36%      5.88%      0.63%     11.45%      2.26%

FFD Financial Corp.             $139,705     95.01%    23.17x     11.83%      4.11%      0.50%     12.20%      3.09%